SRM ENTERTAINMENT, INC.

1061 E Indiantown Road, Suite 110

Jupiter, FL 33477

Tel: (212) 930-9700

May 26, 2023

VIA EDGAR

Erin Donahue and Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: SRM Entertainment, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted on April 28, 2023
CIK No. 0001956744

Dear Mr. Donahue and Ms. Timmons-Pierce,

On behalf of SRM Entertainment, Inc. (the “Company”), this letter is accompanying our filing. We had no remaining comments to respond to but are filing to update our financial information and related disclosure to include the information for the quarter ended March 31, 2023.

SRM Entertainment, Inc.

May 26, 2023

Please do not hesitate to contact our counsel Arthur Marcus at (212) 930-9700 with any questions or comments regarding this correspondence or on the Registration Statement, concurrently submitted herewith. Thank you.

Sincerely,

SRM Entertainment, Inc.

By:	/s/ Richard Miller
Richard Miller
Chief Executive Officer

cc:	Stephany Yang and Martin James, Securities and Exchange Commission
Arthur Marcus, Esq., Sichenzia Ross Ference LLP